Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

Set forth below is a transcript of Document Security Systems, Inc.'s first quarter 2013 financial results conference call.

Transcript of

Document Security Systems, Inc.

1st Quarter 2013 Financial Results

May 15, 2013/4:30 p.m. EDT

Participants

Peter Salkowski – Investor Relations

Robert Bzdick- Chief Executive Officer – DSS

Phil Jones –Chief Financial Officer –DSS

Jeff Ronaldi –Chief Executive Officer – Lexington Technology Group

Presentation

Operator

Greetings and welcome to the Document Security Systems First Quarter Financial Results Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. As a reminder, this conference is being recorded.

I would now like to introduce your host for today Peter Salkowski, Investor Relations for Document Security Systems. Thank you. Mr. Salkowski, please begin.

Peter Salkowski – Investor Relations - DSS

Thank you, Bob. Good afternoon. I’d like to thank everyone for joining us today for the Document Security’s first quarter 2013 earnings conference call.

Joining me on the call today from Document Security Systems are CEO, Robert Bzdick; and CFO, Phil Jones. Also, on today’s call from Lexington Technology Group are CEO, Jeff Ronaldi; and COO, Peter Hardigan. Following management’s prepared remarks, we will open the call for your questions.

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This afternoon Document Security Systems issued a press release announcing its first quarter 2013 financial results. That press release is available on the Company’s website at www.dsssecure.com.

Before management begins, I will review the company’s Safe Harbor statement. On today’s call management will discuss certain factors that are likely to include the business going forward. Any factors discussed today that are not historical facts, particularly comments regarding the Company’s long-term prospects and market opportunities, should be considered forward-looking statements. These forward-looking statements may include comments about the Company’s plans and expectations of future performance.

Forward-looking statements are subject to a number of risks and uncertainties, which could cause actual results to differ materially. Management encourages all listeners to review the Company’s SEC filings including the most recent 10-K and the Company’s other SEC filings for a more complete description of these risks.

Statements on this call are made as of today, May 15, 2013, and the Company undertakes no obligation to revise or update publically any of the forward-looking statements contained herein whether as a result of new information, future events, changes in expectations, or otherwise for any reason.

During our call today, management will discuss adjusted EBITDA. In the Company’s press release issued today, and in the Company’s filings with the SEC, each of which are posted on our website, you will find additional disclosures regarding this non-GAAP financial measure and reconciliations of net loss to adjusted EBITDA.

I would like to now turn the call over to Robert Bzdick, CEO of Document Security Systems.

Robert Bzdick- Chief Executive Officer – DSS

Thank you, Peter. We are very pleased with the Company’s first quarter performance as we continued to make progress building our sales base and moving toward profitability. Notable sales improvements in printing, licensing, and plastics offset the negative effect of an order timing difference in the packaging division.

For the first quarter of 2013, the packaging division experienced a $726,000 decline in revenue from a large contract customer. This same large customer was responsible for an $846,000 increase in revenue for this division during the fourth quarter of 2012. When looked at as is a six month comparison the result is a $120,000 increase in revenue from this customer.

We continue to make progress in our efforts to monetize AuthentiGuard. Further developments have been completed that allow brand owners to use the technology for both brand protection and direct-to-consumer marketing opportunities. The added value of direct-to-consumer marketing significantly increases the return on investment potential to the brand owners. We continue to expect AuthentiGuard to positively impact the Company’s revenues during 2013.

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I’m extremely pleased that we announced a special meeting of stockholders has been scheduled for June 20, 2013. The purpose of this meeting is to vote on matters related to the proposed business combination of Document Security Systems and Lexington Technology Group. DSS stockholders of record as of the close of business on this coming Friday, May 17, 2013 are entitled to vote at the special meeting. If approved by the Document Security Systems stockholders, the combination is expected to close on or about July 1, 2013.

The merger approval process though time consuming has provided many positive re-enforcements to the benefits and synergies we believe will result from the merger. Working through the process with Jeff Ronaldi and Peter Hardigan has been constructive, and I believe we will have a very effective and successful team going forward.

I would like now to turn the call over to Phil Jones who will take you through the first quarter results for DSS.

Phil Jones –Chief Financial Officer –DSS

Thank you, Bob. Today we announced our first quarter financial results, which are summarized in the earnings press release that was issued after market close today. To begin, revenue reached $3.8 million in the first quarter, which was down 2% over quarter one of 2012.

However, while revenue decreased overall the quarter was actually quite strong in several areas as printing sales increased 34%, licensing and digital sales increased 23%, and plastic sales increased 22%. While these increases were offset by the decrease in packaging revenue, which was due to the timing of orders from that division’s largest customer, as Bob had described earlier, we are very pleased with the revenue strength of these core groups.

During the quarter printing sales were positively impacted by a strong quarter of security sales, especially secure coupons. Licensing sales also increased significantly due to higher royalty submissions from our two largest licensees during the quarter. Plastic sales were positively impacted by event badge sales, including an increase in event badges that incorporate our RFID technology. In addition, the plastics group received a high-volume order from a new customer, which also contributed to that division’s sales increase and every indication is that this will be a recurring quarterly order for the plastics group.

Total gross profit for the first quarter of 2013 was $1.5 million, a 16% increase over the first quarter of 2012, resulting in a total gross profit margin of 38.6%. A significant contributing factor to the approximately 600 basis point year-over-year increase in our gross profit margin was the improvement in the printing division’s gross profit margins to 40.6%, up from 24.3% in the first quarter of 2012.

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As was the case for most of 2012, the Company remained focused on increasing sales of higher margin products. In the first quarter of 2013 this included secure coupon sales in the printing division, and RFID card sales in the plastics division. In addition, the licensing group revenue growth had an immediate impact on the Company’s gross profit margin.

During the quarter, operating expenses increased for two reasons; first the Company continued to incur higher than normal professional fees due to the direct merger related costs, which were approximately $108,000 during the quarter; as well as an increase in investor relation costs during the quarter.

As the merger nears its completion, we expect to see professional fees return to their traditional levels. Second, stock-based compensation charges grew significantly during the first quarter of 2013 as compared to the first quarter of 2012, primarily due to equity grants that vest upon the merger. Once again, after the merger these charges will decrease. Absent these two items, operating expenses were essentially flat.

Adjusted EBITDA (defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation, and other non-recurring items including the merger related professional fees) was a loss of $398,000 for the first quarter of 2013, a 17% improvement over the first quarter of 2012.

Once again, adjusted EBITDA is a non-GAAP measure of performance. Please refer to the table included in our earnings release from today for a reconciliation of our GAAP net loss to the adjusted EBITDA loss I just reported.

Net loss for the first quarter was approximately $1.1 million or $0.05 per share, essentially flat when compared to $1.1 million loss or $0.05 per share in the first quarter of 2012.

Moving to the balance sheet, on March 31, 2013 we had approximately $1.2 million in cash and a working capital surplus of approximately $640,000. In addition, the Company had a zero balance on its revolving credit line, held at its packaging division, which had used its strong cash flow during the quarter to pay down the line and continued to pay down its long-term debt obligations.

To summarize, we believe our first quarter performance is summarized as follows: The first quarter 2013 was very strong for our printing, licensing and digital, and plastic divisions. As a group these three divisions posted a 26% year-over-year revenue increase.

The growth in gross profit illustrates our focus on growing our higher margin businesses, and the slight increase in total non-merger related operating costs illustrates our continued steps in containing our core operating costs.

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While these trends were somewhat overshadowed by the high degree of costs the Company has incurred due to the pending merger with Lexington Technologies, we are excited by the results.

With that, I will turn the call over the Jeff Ronaldi, CEO of Lexington Technology Group.

Jeff Ronaldi –Chief Executive Officer – Lexington Technology Group

Thank you, Phil. First, I’m very pleased with the progress we have made with DSS’ management team in relation to the merger. They’ve laid the groundwork for a strong successful company, and I believe our combined resources will lead to future success.

Recently, Lexington announced that our wholly owned subsidiary Bascom Research reached a settlement in its ongoing litigation in the Northern District of California. As a result, Lexington will realize revenue beginning in the second quarter of fiscal year 2013. The terms of the patent license are confidential but include a royalty rate of approximately 4% for use of the four Bascom patents currently in the litigation.

In addition, Bascom Research yesterday announced another settlement that includes a royalty rate of approximately 5% in relation to the same patent group. This case is still pending against the other defendants including Facebook and LinkedIn in the Northern District of California, and a Markman hearing for the case is scheduled to be heard on October 2, 2013.

These settlements demonstrate the strength of the Bascom Research portfolio, and we look forward to contributing these strengths to the combined company.

With that, I’ll pass the call back to Robert Bzdick.

Robert Bzdick- Chief Executive Officer – DSS

Thank you, gentlemen. Our next opportunity to update everyone will come over the next couple of weeks of May as we webcast our presentations at the B. Riley Investor Conference and the Marcum Investor Conference on May 22nd and May 30th respectively. We plan to publish the appropriate details including webcast links for each presentation prior to attending these conferences.

We will now open the call to questions. Operator?

Operator

Our first question comes from the line of Thomas Pfister with RedChip Research.

<Q>: My first question, I have a question as it related to AuthentiGuard. Have there been any increases in the amount of companies that are currently using your new technology and beta testing?

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Robert Bzdick- Chief Executive Officer – DSS

We have been presenting our AuthentiGuard product for the last approximately four months. We currently have a couple dozen folks that we are in what we consider the third stage of implementation as far as they’ve establishing interest and gone through two or three levels of management including the brand protection folks, the legal people, and the operations managers.

Each of these brand owners has a whole different set of approval processes and beta testing requirements. Of those 25 to 30 opportunities approximately ten of them or half are in the phase where we’re identifying a beta program to go forward with.

In addition to that, as I mentioned in our call in my comments earlier, there are several folks that are interested in combining the uses for incorporating protection in the direct-to-consumer marketing process. What we’re finding there is that the brand protection department’s budget is nowhere near what the marketing folks are, and we’re able to help them justify the cost of both the brand protection and the marketing used for direct-to-consumer.

We’re making some good strides there, never as fast as you want but these are long-term investments to the brand owners, and they take them very seriously. As we’ve talked about in the past, it’s a very long sale cycle, but, again, I’m very pleased with our progress at this point.

<Q>: I have another question here and this is directed towards Lexington. Could you give us potentially is there any additional progress or insight that you can give in to either the litigation as it relates to VirtualAgility patents or the litigation against Coupons.com?

Jeff Ronaldi –Chief Executive Officer – Lexington Technology Group

I’ll speak to the VirtualAgility question. It’s currently on track for a scheduling hearing where the judge decides on whether the case will be moved from the Eastern District of Texas perhaps. Again, it’s just on schedule as all cases are.

As far as coupons did you have a specific question?

<Q>: Just last I saw it looked like I guess this is related to the patents with DSS. If there is some litigation there I was wondering if there was any progress made on that case.

Robert Bzdick- Chief Executive Officer – DSS

That process is currently in the discovery phase, and we just entered that phase just recently.

<Q>: Then just one follow up question for me and I’ll jump back in to the queue. As far as Lexington’s current pipeline of potential acquisitions goes, I guess this is kind of a general question, but has there been any maybe narrowing down of maybe what kind of patent portfolios you guys are looking to bring to the fold here?

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Jeff Ronaldi –Chief Executive Officer – Lexington Technology Group

We continue to work through our pipeline, which is very healthy, looking for operating companies that are supported by strong IP rights. It’s a long process, and we like the pipeline as it is and it grows every day. There’s nothing I can talk about as this is a pending deal for that.

Operator

Our next question comes from the line of Neil … a private investor.

<Q>: I’ve been an investor for five years with this company, and every quarter it’s the same million dollar loss, million dollar loss, and the EBITDA nonsense. The bottom line is you lost a million dollars, and all your gross profits and all your improvements and your margins and your percentages. Bottom line you lost a million dollars this quarter. You lost a million dollars last quarter. You lost a million dollars the quarter before that. Now we have two great companies trying to merge; one losing money, the other losing money so what do we have here?

You can’t tell us anything. You never tell us anything. You settled on two clients or potential companies on this lawsuit and you’re giving us percentages. You’re giving us 4% and 5%; 4% of what; 5% of what? One-hundred percent of zero is still zero so this means nothing to any investor. We’re sitting and waiting and waiting. We know nothing okay. All we know is every quarter this company losses a million dollars, and you get people calling up on these conferences calls with congratulatory comments about a great quarter, great quarter, great quarter. How is anybody going to interpret the results of this Company’s operations as a great quarter? Can any one of you tell me that?

Phil Jones, you’re a CPA. You know what I’m a CPA too. Tell me how it’s a great quarter. Tell me how last quarter was a great quarter or the year before was a great year or quarter. Tell me that. What makes it a great quarter, your manipulation of the percentages and your EBITDA nonsense? Why don’t you take out everything from the expenses then you’ll show a profit? We’ll have a special EBITDA for DSS which is basically all expenses removed just gross profit. I’m tired of listening to this nonsense.

Robert Bzdick- Chief Executive Officer – DSS

Neil, thank you for your interest in DSS. Obviously, you along with many of our stockholders have been frustrated. Since I’ve joined the company just three years ago we have made a lot of efforts, and, again, regarding investments whether they’re developing our IP, whether it was in this process with the going forward plan to merge with Lexington to position this company to make a return to the stockholders that I think you’ve been looking for and we’ve certainly been looking for.

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I think we’ve put ourselves in a position now where we’re on the launching pad going forward. We certainly have never been as confident in our position regarding our products, and the fact that we can digitally deliver our products. I’ve never been more excited about the future from our management standpoint as it relates to the folks coming from Lexington as well as the folks that we have here.

I’m very proud of the work they have done regarding running the business in the last few quarters, and also preparing all the things that need to be prepared for the merger. Quite frankly, I feel like between the technologies that we have that we’re out there positioning we’re going to see a significant increase in licensing fees and other successes as it relates to the IP and business model that Lexington brings with it.

Jeff, do you have any other comments regarding Neil’s comments regarding the percentages versus dollar amounts?

Jeff Ronaldi –Chief Executive Officer – Lexington Technology Group

Sure. Pursuant to our settlement agreement those amounts are confidential, and we will not be breeching that confidentiality agreement. The royalty rates are against affected revenue, and that’s the most we can actually comment on that.

Operator

Our next question comes from the line of Barbara Blaze who is also a private investor.

<Q>: As a long investor in DSS I have been excited about the possibilities with the merger with Lexington Technology. However, I’ve been rather discouraged with the share prices of DSS since the merger plan. I would have thought it would have been just the opposite of the downward crisis; it would have gone up. As we come to a vote here in June I was wondering why it would be in my best interest to vote in favor of the merger.

Robert Bzdick- Chief Executive Officer – DSS

Thank you, Barbara. I appreciate your question. Obviously, the board of governors of DSS put a lot of thought in to our strategy going forward. We feel very comfortable and confident that this is a path forward that would result in significant opportunities for us to improve the share value to our stockholders.

I know over the course of this merger process there’s been a lot of speculation as to whether the merger would happen or not, and obviously a lot of people have been passive because of that. We also have seen since we set the meeting date and the record date some positive movement recently, and ultimately the proof is going to be in the pudding of execution. We certainly intend, as everybody that is involved including the management of Lexington and certainly DSS is eager and anxious, to dig in and start that process of adding value to the stock and the stockholders.

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Operator

There are no further questions at this time. I’d like to turn the floor back over to Robert Bzdick for closing comments.

Robert Bzdick- Chief Executive Officer – DSS

I want to thank everyone who joined the call, and for their interest in DSS. As stated, we’re very anxious to go forward with the very bright future for DSS in combination with Lexington Group. We realize, as Robert Fagenson has said in the past, that some of the long shareholders have been very patient with us, some are obviously running out of patience. However, that said, I think that we are at a point now where we can start executing on our business model and our new business model and start seeing some results from that.

Again, I appreciate everybody’s interest and look forward to talking to you in the future.

Operator

This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

Important Additional Information Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS, or Lexington or the solicitation of any vote or approval. In connection with the proposed transaction, DSS filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus, which was declared effective on May 10, 2013. The proxy statement/prospectus contains important information about DSS, Merger Sub, Lexington, the transaction contemplated by the Merger Agreement and related matters. DSS will commence mailing of the proxy statement/prospectus to its stockholders on or about May 17, 2013. Prospective investors and security holders of DSS and Lexington are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety because it contains important information about the proposed transaction.

Prospective investors and security holders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, prospective investors and security holders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed merger by contacting Document Security Systems, Inc., Attn.: Philip Jones, Chief Financial Officer, at First Federal Plaza, 28 East Main Street, Suite 1525, Rochester, New York 14614, or by e-mail at ir@dsssecure.com. Prospective investors and security holders of Lexington will also be able to obtain free copies of the proxy statement/prospectus for the merger (when it is available) by contacting Lexington Technology Group, Inc., Attn.: Jennifer Buckley, 375 Park Avenue 26th Floor, New York, NY 10152, or by e-mail at jen@lex-tg.com.

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DSS and Lexington, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS, Merger Sub and Lexington. Information regarding DSS’s directors and executive officers is contained in DSS’s Annual Report on Form 10-K/A , which was filed with the SEC on April 26, 2013. Information regarding Lexington’s directors and officers and a more complete description of the interests of DSS’s directors and officers in the proposed transaction will be available in the final proxy statement/prospectus filed by DSS with the SEC in connection with the proposed transaction.

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